[SURGIVISION LETTERHEAD]

October 14, 2010

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 3030

Washington, DC 20549

Attn: Gabriel Eckstein

Re:	SurgiVision, Inc.

Application for Withdrawal of

Registration Statement on Form 8-A filed on July 16, 2010

Mr. Eckstein:

Please be advised that SurgiVision, Inc. (the “Company”) hereby requests withdrawal of Registration Statement on Form 8-A, File No. 001-34822 (the “Registration Statement”) on the grounds that the Company does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with the public interest and the protection of investors. The Company hereby confirms that it has not sold any securities in connection with the Registration Statement.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (901) 522-9331 or Robert J. DelPriore, Esq. of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to the Registrant, at (901) 577-8228.

Respectfully Submitted,

SURGIVISION, INC.

By:	/s/ Kimble L. Jenkins
Kimble L. Jenkins Chief Executive Officer and President